John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

September 26, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, DC 20549

Re:	Marwynn Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted August 12, 2024

CIK No. 0002030522

Dear Sir/Madam:

On behalf of Marwynn Holdings, Inc. (the “Company”), we are responding to the Staff’s comment letter dated September 6, 2024, related to the above referenced Draft Registration Statement on Form S-1. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Draft Registration Statement on Form S-1

Cover Page

1.	Please clearly identify the holder of your Series A Super Voting Preferred Stock. Additionally, please disclose Ms. Yin Yan’s total voting power following the completion of the offering and how much of her voting power will stem from the Series A Super Voting Preferred Stock.

RESPONSE: In response to the Staff’s comments, the Company has revised the disclosure on the cover page and elsewhere to clearly identify the holder of the Series A Super Voting Preferred Stock including total voting power following the completion of the offering and how much Ms. Yan’s voting power stems from the Series A Super Voting Preferred Stock.

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● DELAWARE ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY ● LOUISIANA ● MARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSISSIPPI ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK ● NORTH CAROLINA ● OHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TENNESSEE ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WASHINGTON D.C. ● WEST VIRGINIA

U.S. Securities and Exchange Commission

September 26, 2024

Our Growth Strategy, page 2

2.	Please provide additional information regarding your intention to “[e]xplore international expansion opportunities...” Specifically, please disclose whether the contemplated opportunities include the acquisition of additional businesses.

RESPONSE: In response to the Staff’s comments, the disclosure on pages 2 and 64 have been revised. The Company advises staff that no acquisition opportunities have been identified or are currently contemplated.

Prospectus Summary

Our Strength, page 2

3.	We note your disclosure that you have “an established international presence and network.” To provide additional context to investors, please qualitatively or quantitatively define what constitutes an established international presence and network and more clearly discuss how that presence and network benefit the company.

RESPONSE: In response to the Staff’s comments, the disclosure on pages 2, and 63 have been revised.

Corporate History and Structure, page 3

4.	We note you and your subsidiaries recently reorganized. To provide additional context to investors, please disclose the identities of the stockholders who entered into the share exchange agreements with Marwynn. Please also indicate whether any of the individuals to whom Marwynn transferred shares are now beneficial owners of more than five percent of the company’s common stock. Please also indicate whether any of these agreements constituted a related party transaction and provide the appropriate disclosure in your “Certain Relationships and Related Party Transactions” section.

RESPONSE: In response to the Staff’s comments, the Company has revised the disclosure on page 3 and elsewhere to include the parties to the Reorganization. In addition, the Company included the Reorganization disclosures to the “Certain Relationships and Related Party Transactions” section on page 79.

5.	Please tell us the relationship, if any, between your business, KZS Kitchen Cabinet & Stone Inc, and KZ Kitchen Cabinet & Stone Inc. based in San Jose, California.

RESPONSE: In response to the Staff’s comments, the Company respectfully advises the Staff that KZ Kitchen Cabinet & Stone is the holder of the loan agreement as disclosed on page 47. There is no other relationship between KZS Kitchen Cabinet & Stone Inc. and KZ Kitchen Cabinet & Stone Inc.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

U.S. Securities and Exchange Commission

September 26, 2024

Risk Factors

Risks Related to our Business and Industry

We may not be able to fully compensate for increases in fuel costs..., page 15

6.	We note your disclosure regarding the impact of the conflict in Ukraine on fuel costs. Please expand your risk factor and your disclosure in “Management’s Discussion and Analysis” to discuss whether the related increase in fuel prices materially impacted your operations.

RESPONSE: In response to the Staff’s comments, the disclosure on pages 4, 15 and 20 has been revised.

Food and Non-Alcoholic Beverages

A Substantial Percentage of Our Revenue is Dependent on One Customer, page 23

7.	We note your disclosure stating that a large portion of your revenues are dependent on one customer, and that the loss of such customer may materially and adversely affect your revenues. Please identify the customer. We also note your disclosure on page 41 that “the decrease in [y]our sales was primarily due to the reduced purchase orders by 46% from Costco, one of [y]our largest customers.” Include comparable disclosure in this risk factor. Additionally, although you do not have a long-term purchase contract with the customer, please ensure that you file, if applicable, any other material contracts with said customer as exhibits to your filing. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: In response to the Staff’s comments, the disclosure on page 23 has been revised.

Home Improvement

Loss of one or more of our manufacturers…, page 23

8.	We note your disclosure that you rely on three manufacturers to provide you with your product. To the extent that loss of a particular manufacturer would have a material impact on your business, please identify such manufacturer.

RESPONSE: In response to the Staff’s comments, the disclosure on page 23 has been revised.

Use of Proceeds, page 34

9.	Please clearly identify the notes to which you are referring in your “Use of Proceeds” section where you state: “[t]he terms of these notes carry no interest and are payable upon demand by the holders.”

RESPONSE: In response to the Staff’s comments, the disclosure on page 34 has been revised as no notes are payable upon demand by holders.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

U.S. Securities and Exchange Commission

September 26, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors that Affect Our Results of Operations, page 39

10.	We note your disclosure on pages 20 and 26 that during 2023, “[you] experienced significantly elevated commodity and supply chain costs including the cost of labor, sourced goods, energy, fuel and other inputs necessary for the distribution of food and non-alcoholic beverage products, and elevated levels of inflation may continue or worsen and contribute to loss of revenue and gross profit margin in particular product categories,” and that “a number of [y]our product categories have been impacted by inflation.” Please expand your disclosure here to clarify the how your business and results have been affected and identify actions planned or taken, if any, to mitigate inflationary pressures. Make conforming updates to your risk factor on page 20.

RESPONSE: In response to the Staff’s comments, the Company has revised pages 20 and 26. While the industry experienced elevated cost and inflationary pressures, we were not materially impacted due to the strong relationships that we have built with our suppliers and vendors. In addition, we were able to pass some of the increased cost to our customers.

Results of Operations

Comparison of the years ended April 30, 2024 and 2023, page 42

11.	Please ensure that all material factors discussed in your results of operations disclosure are quantified and that the underlying reasons for each factor are fully analyzed. Additionally, please quantify the effects of changes in both price and volume on sales and service revenue and expense categories, where appropriate.

RESPONSE: In response to the Staff’s comments, the Company has revised pages 41, 42, and 43 to include additional information, where needed, to quantify and provide the underlying reasons to material factors discussed in the Company operations disclosures.

Debts

Loans from third party, page 47

12.	Please identify the parties to the loan agreement entered into on June 9, 2020, as well as describing the material terms of the agreement.

RESPONSE: In response to the Staff’s comments, the disclosure on page 47 has been revised to identify the parties to the loan agreement.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

U.S. Securities and Exchange Commission

September 26, 2024

Business

Indoor Home Improvement Solutions, page 58

13.	You disclose you offer indoor home improvement products (i.e., cabinets) sourced from suppliers overseas. On your website, you state your cabinets are proudly assembled in the United States. Please reconcile these statements and revise your filing, as appropriate. To the extent you incur assembly costs, please disclose where such costs are classified on your consolidated statements of income.

RESPONSE: In response to the Staff’s comment, the disclosure on page 59 has been revised. the Company advises the Staff the following:

We import our raw materials and home improvement products from suppliers overseas. Cabinets that are purchased from our suppliers overseas are prefabricated boards and ready-to-assemble. Such cabinets are cheaper than pre-assembled cabinets because of savings on shipping and storage and related labor costs, and are less likely to be damaged during transit. In addition, ready-to-assemble cabinets are flexible and can be adjusted to fit any kitchen size and configuration. We assemble these cabinets according to the client’s unique dimensions. Assembly of the prefabricated boards is part of our employees’ daily job duties, and there is no additional cost for assembly other than our employees’ regular salary, which are recorded in G&A expenses.

Certain Relationships and Related Party Transactions, page 78

14.	We note your disclosure in this section only covers transactions since the beginning of your last fiscal year. As you are a Smaller Reporting Company, please revise to also include transactions during the fiscal year preceding the company’s last fiscal year. Refer to Instruction to Item 404(d) of Regulation S-K.

RESPONSE: In response to the Staff’s comments, the Company has revised its disclosures on page 79 to cover transactions for the last two fiscal years.

Description of Capital Stock

Series A Super Voting Preferred Stock, page 80

15.	Please disclose, if applicable, any sunset provisions that limit the lifespan of the Series A Super Voting Preferred Stock, and whether the death of a Series A Super Voting Preferred Stock stockholder or intra-family transfer of shares would require conversion of these shares.

RESPONSE: In response to the Staff’s comments, the Company respectfully advises Staff that there is no such applicable limitations or conversion requirements with respect to shares of the Series A Super Voting Preferred Stock. The Company has revised page 29 to disclose that the Articles of Incorporation does not provide for any sunset provisions.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

U.S. Securities and Exchange Commission

September 26, 2024

Notes to Consolidated Financial Statements

Note 1: Organization and Description of Business

Reorganization, page F-7

16.	Please tell us in greater detail and disclose as appropriate why you consider the transfer of ownership in FuAn, Grand Forest, and KZS to Marwynn as a reorganization of entities under common control under ASC 805-50-15-6.

RESPONSE: In response to the Staff’s comment, please note the guidance in ASC 805-50-15-6, the Transactions between Entities under Common control Subsections applies to combination between entities or business under common control in which an entity charters a newly formed entity and then transfers some or all of its net assets to that newly chartered entity.

In determining whether the transfer of ownership of FuAn Enterprise, Inc. (“FuAn”), Grand Forest Cabinetry Inc. (“Grand Forest”), and KZS Kitchen Cabinet & Stone Inc. (“KZS”) to Marwynn Holdings, Inc. (“Marwynn”) as a reorganization of entities under common control, our primary consideration is the controlling financial interest before and after the transfer of ownership in FuAn, Grand Forest, and KZS to Marwynn. Prior to the reorganization, the same group of stockholders held 100% ownership and controlling financial interest in FuAn, Grand Forest and KZS. After the completion of the transfer of ownership, the same stockholders now hold equivalent controlling financial interest in Marwynn. The reorganization was primarily a legal structural change aimed to bringing all three companies – FuAn, Grand Forest and KZS under one holding company-Marwynn. Although the stockholders of FuAn, Grand Forest, and KZS did not control Marwynn immediately preceding the ownership transfer transaction, the result of the ownership transfer is that the same group of stockholders of FuAn, Grand Forest, and KZS obtained the controlling financial interest in Marwynn. The reorganization did not alter the controlling financial interest. The same individuals who controlled FuAn, Grand Forest, and KZS before the transaction continue to control Marwynn after the reorganization. Under ASC 805-50-15-6, this consistency in control is a key factor in qualifying as a common control transaction.

Note 2: Summary of Significant Accounting Policies

Revenue from sales of indoor home improvement products, page F-12

17.	You state you derive revenue from sales of indoor home improvement products and that revenue is recognized at a point in time when control of merchandise is transferred to the customer. Please tell us whether you also provide installation services and, if so, revise to disclose your accounting policy for revenue and costs associated with installation and construction services. In this regard, we note from your website that you provide design and remodeling estimates and on-site consultations with your construction team, which is licensed.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff the following:

In connection with our sales of indoor home improvement products to customers, we contract with customers for the sale of specific products which sale is our only performance obligation. We do not provide onsite installation service to our customers. The information shown in our website with respect to “providing design and remodeling estimates and on-site consultations service and on-site consultations with your construction team, which is licensed.” is not accurate, and accordingly we will revise such a statement on our website.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

U.S. Securities and Exchange Commission

September 26, 2024

Revenue from food and beverage sales, page F-12

18.	Please tell us the nature of and your accounting for the Deduct from Invoice (“DFI”) discount.

RESPONSE: In response to the Staff’s comment, the Company would advise the Staff the following:

Costco charges FuAn a stock fee of 1% of each purchase order which is indicated in each purchase order as Deduct from Invoice (“DFI”). We account this DFI as sales allowance and recognize the sales revenue net of sales allowance.

Part II - Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

19.	Please identify the two individual investors with whom you entered into subscription agreements and, if applicable, file the subscription agreements as exhibits, or explain why you are not required to do so. Refer to Item 601(b)(10).

RESPONSE: In response to the Staff’s comments, the Company respectfully advises the Staff that on April 24, 2024, the Company entered into subscription agreements with two individual investors, Fengmei Li and Shengnan Xu. A copy of the form of subscription agreement will be filed as an exhibit.

Exhibits

20.	Please file any material leases, including those related to your headquarters, cabinet stores or warehouses. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

RESPONSE: In response to the Staff’s comments, copies of the following Company leases are being filed as exhibits to the Amended Registration Statement:

Headquarter and principal executive offices	12 Chrysler, Suite C, Irvine, CA 92618

Cabinet store	3785 Stevens Creek Blvd. Santa Clara, CA 95050

Cabinet store and warehouse	33261-33297 Central Avenue Union City, CA 94587

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

U.S. Securities and Exchange Commission

September 26, 2024

General

21.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

RESPONSE: In response to the Staff’s comments, the Company respectfully advises the Staff that the Company and its underwriter have at this time, not utilized any written materials regarding the Company or the offering with investors.

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com